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                             June 17, 2021

       Andrew Spring
       Chief Financial Officer
       Empower Ltd.
       c/o MidOcean Partners
       245 Park Avenue, 38th Floor
       New York, NY 10167

                                                        Re: Empower Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed June 11, 2021
                                                            File No. 333-255133

       Dear Mr. Spring:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-4

       Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheets
       a. Cash, page 85

   1.                                                   Please consider
disclosure of the acquisition of AEM Performance Inc. as it relates to the impact the acquisition
will have on pro forma cash and cash equivalents.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Refer to Rules 460 and
461 regarding requests for acceleration. Please allow adequate
 Andrew Spring
Empower Ltd.
June 17, 2021
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eiko Yaoita Piles at 202-551-3587 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameAndrew Spring                              Sincerely,
Comapany NameEmpower Ltd.
                                                             Division of
Corporation Finance
June 17, 2021 Page 2                                         Office of
Manufacturing
FirstName LastName